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                                               Filed by JDS Uniphase Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933,
                            as amended, and deemed filed pursuant to Rule 14a-12
                         of the Securities and Exchange Act of 1934, as amended.
                                                 Commission File No.:  333-45300
                        Subject Company:  JDS Uniphase Corporation and SDL, Inc.


                       SCRIPT FOR 1/25/00 CONFERENCE CALL


JOZEF

Good afternoon and welcome to our second quarter call. I am joined today by Jay Abbe, President and COO and Tony Muller, Executive Vice President and CFO . I am proud to talk to you today about another record quarter for JDS Uniphase. We will be highlighting our results for the last quarter plus giving our outlook for the future, including our merger with SDL. Before we proceed further, Tony will review the safe harbor statement.

TONY

We would like to advise you that our report and the discussions we will have today will include "forward looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995. What we and the Act mean by forward looking statements are all statements we make, other than those dealing specifically with historical matters (that is our historical financial results, which are the subject of our report, and any statements we make about the conduct of our business, operations and finances up to this moment). All other statements we make are forward looking statements. Our forward looking statements include any information we provide on future business operations and guidance regarding the future financial performance of the Company and any information regarding the likelihood and timing of the closing of our pending merger with SDL, Inc. All forward looking statements mentioned are subject to risks and uncertainties that could cause the actual results to differ, possibly materially, from those projected in the forward looking statements. Some, but not all, of these risks and uncertainties are discussed from time to time in the press releases and securities filings of the company with the SEC, particularly the "Risk Factor" section of our Form 10-Q filed on November 14, 2000 and our Form S-4/A filed in conjunction with the SDL transaction on November 17th.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Jozef:

1)   Thank you Tony.

2) Let me first make a few comments on the industry, in general, and the JDS Uniphase performance and outlook going forward.

3) With respect to the industry, there is much discussion about capital expenditure plans by the carriers, inventory adjustments and lower visibility as well as the broader macro-economic climate. Nevertheless, the prospects for markets driven by bandwith growth remain bright. Within these markets, we believe that JDS Uniphase is very well positioned to succeed because of:

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     o    Our strong portfolio of products;

     o Our large and diverse customer base, dedication of our capable employees including the growth of the many newer startups.

4)   We had a very good second quarter:

     o    Sales grew almost 18% sequentially in the quarter;

     o    We are approaching a $4 billion annual run rate.

     5) As noted in our press release, we maintain an optimistic outlook for the March quarter that is prudently tempered only by uncertain carrier capital spending prospects, customer inventory adjustments and a somewhat lower level of near-term sales visibility. We anticipate that revenue growth for the fiscal year ending June 30, 2001 to be in the range of previously announced guidance also shown in the press release.

     6) We feel very good about the health of our business. We have many products where demand far outstrips supply and our aggressive capacity expansion continues, especially in actives and in certain passive components and modules. In some areas we have made significant capacity additions, particularly for passive products and our customers have experienced some lead time relief. This relief was a commitment on our part as our customers require reliable delivery from their component suppliers in order to manage their supply chains more effectively.

     7) Our biggest challenge going forward remains the same: to introduce the leading edge optical components and modules in order to be designed into all of the next generation systems being developed. The opportunity is great - and we welcome the challenges that it brings.

     8) FINALLY - Yesterday a joint press release was issued with SDL regarding the proposed remedies submitted to the Department of Justice regarding our proposed merger with SDL.

          We believe that completing this merger will be a big step forward in strengthening our technology base and the synergies created in the combined entity will benefit our customers with better technology, more products faster, and increased capacity.

     9) Now Tony will review our detailed results for the quarter. Following Tony, I will give you a summary of the technology and product successes. Jay will then give you some highlights pertaining to our operations. Finally, you will have the chance to ask us questions. Tony...

TONY

     10)  As Jozef said, we had another quarter with very strong results.


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     11)  Income Statement

          o    Sales

               a) $925 million in sales for the quarter represented a 18% sequential increase from first quarter sales and 161% year over year growth above $354 million in the second quarter last year.

               b) Growth in our active components and transceivers was especially high during the quarter.

               c) Our sales to Europe increased to 27% of the total, up from last quarter as our global reach continues to expand.

               d)   Our book-to-bill ratio was above 1:1.

               e)   Segment reporting:

                    (1) Active components and modules were 30% of sales with a 28% operating margin, up 21% sequentially.

                    (2) Passive components and modules were 59% of sales with a 43% operating margin, up 16% sequentially.

                    (3)  Other products accounted for 11.3% of sales.

               f) We had two 10% customers in the quarter: Lucent and Nortel. Our expanding customer base is reflected in the sequential growth of our customers below our top 3. Sales for them grew at twice the rate of sales to our largest customer.

          o    Gross margin

               a) Pro forma gross margin was 51.4% of sales for the quarter, above our guidance range because of better than expected product mix. First quarter gross margin was 51.0%. Please note that our annual price schedules with some key customers became effective in January as they have every year.

          o    R&D (pro forma)

               a)   7.7% of sales for the quarter as compared to 7.4% in Q2.

          o    SG&A (pro forma)

               a)   SG&A was 11.0% of sales for the quarter (11.3% in Q2).

     12)  Summary data

               a) Pro forma operating margin was 32.7% of sales for the quarter (32.4% in Q2).

               b) Pro forma operating profit was $302 M versus $255 M in Q2, up 19% sequentially.

               c) Pro forma interest and other income were $12.2 million for the quarter.

               d)   Our pro forma tax rate was 34% for the quarter.

               e)   Diluted shares were 1.01 billion.


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               f)   Pro forma earnings per share $0.21, up $0.03 from the first quarter and above consensus estimates of $0.19 to $0.20.

     13)  Balance Sheet

          o    $134 million in cash flow from operations for the quarter.

          o Cash and short-term investments remained over $1.1 billion at the end of the quarter.

          o Capital spending was $197 million for the quarter in connection with our worldwide capacity expansion program. Year to date we have spent $325 million and our target remains $750 million for the full fiscal year.

          o DSAR were 61 days, up about 4 days from last quarter; inventory turns were 4.0x in the quarter, flat with last quarter.

     14)  Status of SDL Merger.

          Yesterday we announced that we have submitted a the United States Department of Justice a proposed remedy to respond to concerns raised by the Department in its Hart Scott Rodino review of our proposed merger with SDL, Inc. as well as a rescheduling of our stockholder meetings to February 12. While press reports viewed this news as just another rescheduling, you should look at this as a strong indication that we could be nearing the end of the process of closing this important merger.

JOZEF:  Thank you, Tony.

14) I would like to continue with some general remarks about our industry and to give you some highlights of our engineering and product successes in the quarter.

15) The fiber optics industry continues to offer strong economic benefits in meeting increasing traffic demands with consistently declining costs, in spite of any concerns about overall capital expenditure and related issues.

16) Studies show that spending in the optical space will continue to grow in excess of 40% in 2001. The growth opportunity for JDS Uniphase is to serve the system manufacturers that are capturing this growth.

17) As this opportunity has become greater over the past year as dozens of new systems startups have entered the market. We are dedicating time and resources to many of the companies in order to increase our share of the component needs of every system. We feel that our size, product breadth and manufacturing capacity gives us additional advantages with the startup companies because we have the resources to dedicate to them.

18) In fact, our revenue with such companies grew almost 70% quarter over quarter.

19)  Now let me touch on some of the engineering and product highlights:


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     o    Looking back on the second quarter in our transmission group, we have many pieces of exciting news to report. Our OC-192 transponder business continues to add customers at a rapid rate and we now have over 40 customers with 6 new ones added in the last three months. By the end of December we had tripled our capacity for this product in Pennsylvania and we are planning to begin manufacturing in Florida as well. These products are targeted to the growing metro and switching markets.

     o In telecom source lasers for long haul and metro applications, we simply can't build them fast enough. Sequential unit volume growth was in excess of 45% and we have had to consolidate our 4X capacity ramp plan into 12 months instead of 18 for that unit. We've made significant progress on some automation initiatives, particularly in laser packaging and testing that should help this accelerated capacity ramp plan.

     o Our modulator business continues to set new records in OC-48 and OC-192. OC-192 modulators experienced over 50% sequential growth in the quarter. We are doing significant development work around our modulators including our ongoing program in 40 Gb/s.

     o Demand for detectors and receivers continues to put huge pressure on our division in New Jersey that was able to deliver 28% sequential growth. We now have eight customers for our 10 Gb/s Avalanche Photo Diodes and to better serve them we have increased throughput four-fold by improving our wafer processing. We also made significant strides in automation that involves various attachment and bonding steps.

     o We sampled prototypes of our MEMS-based attenuator this past quarter and the initial results are very encouraging. Development for this product is on track since introducing the product this summer. We are making significant progress in developing the MEMS-based optical switches of the future.

     o In the world of AWG's, which we continue to believe is a very important technology, qualification and sampling of mux/demux modules at multiple customers, generally where AWG technology has already been accepted. Customer response to ou PECVD based devices remain strong. This wafer deposition technology remains highly manufacturable and complements very well the flame hydrolysis technology practiced by PIRI.

     o Our thin film filter manufacturing has begun to reap the rewards of newly implemented lean manufacturing. We have reduced lead times, work in progress and floor space to improve yields and cut costs. We have also reduced cycle times for filters helping us to get a lot more out of existing equipment - including new prototype designs for filter-based products currently in development.

     o Finally, I always like to mention some of the products we are developing for 40 Gb/s systems. This quarter I will highlight our dynamic gain equalizer modules. In order to minimize the ripple effect created by amplifiers in a 40 Gb/s system, we have developed a dynamic gain equalizer that is optimized to counter the



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          ripple effect and allow for greater spacing between EDFAs, thereby driving down the overall system cost. Generally our dynamic gain equalizer would have a one-to-one ratio with EDFAs in a system but it does vary by system design. While 40 Gb/s system deployments are probably still at least a year away, JDS Uniphase is working hard to provide our customers with the components they need to test these next generation systems now to help reduce their time to market. o To summarize, we had a great quarter and we look to the future with considerable optimism. The long term fundamentals of our industry are strong and we need to plan accordingly by continuing to develop new products and ensuring that we have the capacity in place to deliver these products to our customers.

          I would like to remind you that we will be demonstrating a range of new products at the OFC in March. We will also be holding a meeting for the financial community at that time and I want to invite you all to attend.

     o    With that, I will turn it over to Jay...

JAY

20) FROM AN OPERATIONS PERSPECTIVE, I WANT TO TOUCH ON SEVERAL TOPICS THAT I THINK WILL BE OF INTEREST TO YOU. CLEARLY CUSTOMER DEMAND IS PARAMOUNT IN YOUR MIND. BEYOND THAT I WILL TOUCH ON OUR CONTINUING EXPANSION PLANS AND PRICING.

21) First - customer demand. Our direct sales force is in daily contact with our customers and provides us with very timely feedback regarding customer order trends and the general tone of business. Let me report to you what we have been seeing:

     o There has been considerable speculation about customer inventory levels. In general, our customers are selectively adjusting their inventory levels to improve their supply chain management and move to more of a just in time model. Of course, they are able to do this because we have succeeded in bringing down our lead times through capacity expansion and more competition has entered the market for certain products, particularly passive components.

     o While this may result in short-term inventory corrections for certain passive products, we don't believe that this is a long-term or across-the-board change. Our customers are in the process of finding the right inventory levels for each product and we may experience a temporary slowing in order flow for certain products until this adjustment is completed.

     o However, these changes in market conditions allow us to be more responsive to a broader range of customers with our passive products than we have been able to do in the past.


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     o    Please note that we have only succeeded in bringing down lead times on certain passive products. For a large portion of our product portfolio, primarily active components, lead times remain as they have been. Therefore our capacity expansion program continues aggressively as we work to keep up with customer demand.

     o Note that as customers move to a more "just-in-time" production model, our own ability to respond quickly to changes in customer demands must increase. Fortunately, we have anticipated these changes and, as you know, are building an integrated supply chain management ERP system around Oracle to manage in this environment. I am happy to report our ERP program remains on schedule against the aggressive timetables we have set for it.

     o And let me leave you with one overall comment regarding customer demand. Norwithstanding some near term slowing in order growth rates for certain product lines due to changes in customer inventory management practices, the underlying growth in telecommunicating bandwidth requirements we believe will continue unabated. In particular, we see especially strong growth in "metro" and what we would call "metro access" market segments. We believe our shipments into metro markets will grow by 5 times or more in CY01 versus 00 and could be 15 to 20% of our revenues in the 0l calendar year. This estimate includes our WDM related product lines, amplification products, as well as transceivers, many of which are TDM based devices.

22) I will now just briefly comment on our progress around our 4X plan and where are efforts are being focused in response to market demand.

     o In Shenzhen, we have now completed a major 320,000 sq ft manufacturing facility and have qualified a number of products in this location. We have successfully completed our ISO 9001. With customer qualification and approval for certain products already obtained, we are now beginning volume manufacturing from this new facility.

     o Currently Shenzhen manufactures primarily passive components and we will be constantly reviewing our worldwide manufacturing plan to ensure that our customers' targets are being met in terms of pricing, quality, volumes, and leadtimes. It is planned that many of our most labor intensive and mature products will be manufactured offshore while recently introduced products will be built in facilities close to the engineering teams that develop them. We also expect that Shenzhen will begin manufacturing certain active components as well in the future as we take advantage of the highly trained workforce and low-cost environment, although we cannot give you specific timetables today.

     o Given that we have built and acquired significant additional capacity for passive components in the past twelve months, you can expect that our 4X plan will involve higher growth rates in our active products as we work to serve our customers even more effectively. Of course our pending merger with SDL will be


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          a huge step in the overall plan and we feel confident that we are on target to reach our goal.

     o Automation will continue to play a key role in capacity expansion. Jozef mentioned some examples in our source laser and receiver manufacturing where automation is already contributing. We continue to make strong progress in our passives automation activity as well. We've talked to you in the past about our automated machinery for building lens-based centerpieces. We are now in the final prototype stage of automated pigtail assembly as well. Essentially the machine inserts fiber into a glass ferrule and uses epoxy to fix it in place. Pigtails are used in almost every product that we build so this is a very significant development.

     23) Let me offer one comment about pricing trends. As you know, we plan around a general business model of 15-20% unit price and unit cost decline per year. As we enter the new calendar year and wind up price negotiations with our customers, especially those where we do business on an annual contractual basis, this model, overall, is proving to be accurate. Price/cost trends in passives are on the high side of this range; in actives, on the low side. And, at the same time, we expect our productivity and automation programs to yield the cost improvements we require to maintain our overall financial model.

TONY

24)  Merger with SDL

25)  Guidance

     o Let me review our guidance for next quarter and the fiscal year. While we intend to provide specific guidance on this conference call, we will not be updating, reconfirming or commenting on any of the matters discussed here until our next quarterly results conference call, unless we do so pursuant to a press release or Form 8-K filing. This is consistent with our historic policies and with Regulation FD.

     o We anticipate sales in the March quarter to be 7 to 10% above sales for the quarter ended December 30, 2000. This change in guidance from previous periods reflects uncertain near-term carrier capital spending plans, customer inventory adjustments, and a somewhat lower level of near-term sales visibility than we and our customers have experienced in recent periods.

     o We expect sales for our fiscal year ending June 30, 2001 to be at the low end of the previously announced range of 115 to 120% above pro forma combined sales for the year ended June 30, 2000. Such pro forma sales included the separately reported results of E-TEK Dynamics. Our guidance does not include


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          any anticipated effects of the pending merger with SDL, Inc. We intend to revise our guidance upon the closing of our merger with SDL.

     o Our margin guidance remains unchanged (50-51% gross, 28-30% operating based on R&D spending around 8%-9% of sales and SG&A spending of approximately 11%-12% of sales).

     o We expect our tax rate for fiscal 2001 to be 34% and shares outstanding to be in the range of 1.015 billion next quarter and for fiscal 2001. o We expect our capital spending to be approximately $750 million for the year - this has not changed from our initial guidance in the beginning of the year.

     o We would guide you to expect third quarter EPS to be approximately equal to or slightly above the $0.21 reported for the second quarter. For the year, the current consensus is $0.82 and we think that approximate level remains appropriate.

Two final points. Alison Reynders, our director of investor relations with whom many of you have worked is now on maternity leave, so please refer your calls to Steve Moore or me. The baby has not yet arrived and Alison is feeling well. Also, I would like to remind the call about our stockholders update, next Wednesday, January 31, at 2:00 P.M., Eastern Time, at the Congress Hall Room of the Ottawa Congress Centre. We hope to see many of you there.

We would now like to open the call to your questions. As this is our quarterly earnings call, we ask that there be no questions regarding our pending merger with SDL. We ask that each person called on to ask questions ask no more than two. Please note that you will be able to hear a replay of this call by telephone from one hour after the call ends through February 2nd, the operator will provide details at the end of the call. The replay of the call will be available on our website through April.

Operator, can we have our first question?

Jozef parting remarks after Q&A


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 WHICH INCLUDES A JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE MERGER, AND JDS UNIPHASE AND SDL HAVE MAILED A JOINT PROXY STATEMENT-PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. JDS UNIPHASE AND SDL SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, SDL, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM JDS UNIPHASE AND SDL BY MAIL. REQUESTS FOR DOCUMENTS RELATING TO JDS UNIPHASE SHOULD BE DIRECTED TO JDS UNIPHASE CORPORATION, 210 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION:
INVESTOR RELATIONS (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
ATTENTION: INVESTOR RELATIONS (408) 943-4343. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS, JDS UNIPHASE AND SDL FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND SDL AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND SDL FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.